Alpha Capital Holdco Company

1230 Avenue of the Americas, 16th Floor

New York, NY 10020

July 7, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Joseph Kempf
Robert Littlepage
Patrick Faller
Jan Woo

Re:	Alpha Capital Holdco Company
Registration Statement on Form F-4
File No. 333-262552

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Alpha Capital Holdco Company, a Cayman Islands exempted company (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form F-4 (File No. 333-262552), as amended, to 4:00 p.m. Eastern Time on July 11, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Derek Dostal of Davis Polk & Wardwell LLP to orally modify or withdraw this request for acceleration.

Please contact Derek Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 or derek.dostal@davispolk.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Alec Oxenford

Alec Oxenford, Chairman and Chief Executive Officer, Alpha Capital Holdco Company

cc:	Derek Dostal, Davis Polk & Wardwell LLP